CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2008

(Expressed in Canadian Dollars, unless otherwise stated)
(unaudited)

These financial statements have not been reviewed by the Company's auditors

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31	December 31
	2008	2007
	(unaudited)
Assets

Current assets
Cash and equivalents	$2,752,154	$7,131,821
Amounts receivable	249,552	167,779
Due from related parties (note 8)	6,275	–
Prepaid expenses	61,502	101,409
	3,069,483	7,401,009

Deferred acquisition costs	707,126	368,146
Equipment (note 4)	304,996	105,494
Mineral property interests (note 5)	9,236,897	9,078,714

	$13,318,502	$16,953,363

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable and accrued liabilities	$296,335	$475,102
Due to related parties (note 8)	332,308	45,609
Current portion of term loan (note 6)	347,895	1,892,197
	976,538	2,412,908

Term loan (note 6)	8,615,301	9,806,636
	9,591,839	12,219,544

Shareholders' equity
Share capital	51,959,140	51,855,350
Contributed surplus	13,336,991	13,254,905
Deficit	(61,569,468)	(60,376,436)
	3,726,663	4,733,819

Nature of operations (note 1)
Commitments (note 7(c))
Proposed transaction (note 10 )
	$13,318,502	$16,953,363

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Tumelo M. Motsisi	/s/ Popo Molefe

Tumelo M. Motsisi	Popo Molefe
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
	2008	2007
Expenses
Accounting, audit and legal	$79,429	$102,785
Accretion on term loan	23,902	25,948
Conference and travel	52,726	103,122
Consulting	21,982	78,729
Exploration (schedule)	58,370	33,020
Foreign exchange gain	(911,836)	(262,248)
Interest expense	442,620	443,176
Interest income	(94,725)	(219,778)
Office and administration	176,372	91,212
Salaries and benefits	1,015,562	329,754
Stock-based compensation - office and administration	122,318	1,044
Stock-based compensation - exploration	–	401
Shareholders communications	44,465	58,367
Trust and filing	162,847	141,598
Loss before the following	1,194,032	927,130
Future income tax recovery	(1,000)	(1,000)
Loss for the period	1,193,032	926,130
Other comprehensive loss	–	–
Total Comprehensive Loss	$1,193,032	$926,130

Basic and diluted loss per share	$0.01	$0.01

Weighted average number of common shares outstanding	185,217,912	148,227,907

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Shareholders' Equity
(Unaudited - Expressed in Canadian Dollars)

	Three months ended			Year ended
		March 31, 2008		December 31, 2007
		(unaudited)

	Number of		Number of
Share capital	shares		shares
Balance at beginning of the period	185,208,607	$51,855,350	148,220,407	$50,207,363
Share purchase options exercised at $1.40 per share	–	–	883,200	1,236,480
Share purchase options exercised at $0.95 per share	–	–	100,000	95,000
Share purchase options exercised at $2.97 per share	21,400	63,558	5,000	14,850
Fair value of stock options allocated to shares issued on exercise	–	40,232	–	301,657
Common shares issued	–	–	36,000,000	–
Balance at end of the period	185,230,007	$51,959,140	185,208,607	$51,855,350

Contributed surplus
Balance at beginning of the period		$13,254,905		$4,849,043
Stock-based compensation		122,318		8,707,519
Fair value of stock options allocated to shares issued on exercise		(40,232)		(301,657)
Balance at end of the period		$13,336,991		$13,254,905

Deficit
Balance at beginning of the period		$(60,376,436)		$(46,080,305)
Loss for the period		(1,193,032)		(14,296,131)
Balance at end of the period		$(61,569,468)		$(60,376,436)

TOTAL SHAREHOLDERS' EQUITY		$3,726,663		$4,733,819

The accompanying notes are an integral part of these consolidated financial statements.

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
	2008	2007
Operating activities
Loss for the period	$(1,193,032)	$(926,130)
Items not involving cash
Amortization included in exploration expenses	7,831	4,734
Accretion on term loan	23,902	25,948
Future income tax recovery	(1,000)	(1,000)
Accrued interest on term loan (note 6)	390,975	411,908
Stock-based compensation	122,318	1,445
Unrealized foreign exchange gain	(813,109)	(163,000)
Equity (gain) loss from interest in Ga-Phasha project (note 5)	(79,183)	18,803
Changes in non-cash operating working capital
Amounts receivable	(81,773)	30,697
Amounts due to and from related parties	280,424	(24,118)
Prepaid expenses	39,907	23,716
Accounts payable and accrued liabilities	(178,767)	(796,115)
Cash and equivalents used by operating activities	(1,481,507)	(1,393,112)

Investing activities
Purchase of equipment	(207,333)	(2,556)
Deferred acquisition costs	(338,980)	–
Equity investment	–	(12,713)
Cash and equivalents provided (used by) investing activities	(546,313)	(15,269)

Financing activities
Issuance of common shares	63,558	119,000
Payment of term loan interest	(1,777,979)	–
Cash and equivalents provided by (used by) financing activities	(1,714,421)	119,000

Effect of exchange rate changes on cash and equivalents	(637,426)	(531,710)
Decrease in cash and equivalents	(4,379,667)	(1,821,090)
Cash and equivalents, beginning of period	7,131,821	12,775,145
Cash and equivalents, end of period	$2,752,154	$10,954,055

Supplementary information
Interest paid	$1,777,979	$–
Interest received	$(94,725)	$(219,778)
Taxes paid	$–	$–

Non-cash operating, financing and investing activities
Fair value of options allocated to shares issued on exercise	$40,232	$56,843

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

Republic of South Africa	Three months ended March 31
	2008	2007
Northern Limb of the Bushveld Complex
Amortization	$7,831	$4,734
Assays and analysis	–	2,427
Engineering	4,928	8,377
Geological and consulting	1,845	5,125
Graphics	1,938	1,984
Property fees and assessments (recovery)	(1,445)	–
Property option payments	10,532	5,608
Site activities	1,896	2,081
Transportation	35,077	–
	62,602	30,336

Eastern Limb of the Bushveld Complex
Geological and consulting	4,645	2,684
Graphics	454	–
Property fees and assessments (recovery)	(9,331)	–
	(4,232)	2,684

Exploration expenses before the following	58,370	33,020
Stock-based compensation	–	401
Exploration expenses	58,370	33,421
Cumulative expenditures, beginning of year	25,982,063	23,613,314
Cumulative expenditures, end of period	$26,040,433	$23,646,735

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Anooraq Resources Corporation (the "Company" or "Anooraq") is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral property interests. Since 1999, the Company has focused on mineral property interests located in the Republic of South Africa, with particular attention on the Bushveld Complex.

Operating results for the three month period ended March 31, 2008 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2008.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company is currently in the process of completing a proposed transaction (note 10), which includes an anticipated debt and equity financing. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. While the Company anticipates that it has adequate cash and cash equivalents to fund identified 2008 expenditure requirements, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The Company's investment in the Ga-Phasha joint venture is accounted for using the equity method.

These interim financial statements do not include all the disclosures required for annual financial statements under generally accepted accounting principles. However, these interim financial statements follow the same accounting policies and methods of application as the Company’s most recent audited annual financial statements except for the changes described in note 3 below. These interim consolidated financial statements should be read in conjunction with the Company’s 2007 audited annual consolidated financial statements which are filed on www.sedar.com. Certain comparative information has been reclassified to conform to the presentation adopted in the current period.

All material intercompany balances and transactions have been eliminated.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Newly Adopted Accounting Policies

(i) Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its shareholders and other stakeholders. The Company considers the components of shareholders’ equity and term loan, as well as its cash and equivalents, as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Since the Company is in the exploration stage, the Company may issue new shares through private placements in order to maintain or adjust the capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company's cash resources at March 31, 2008 are sufficient for its present needs, specifically to continue administrative and exploration operations at current levels through the end of 2008.

There were no changes to the Company’s approach to capital management during the three months ended March 31, 2008. The Company is not subject to externally imposed capital requirements as at March 31, 2008

(ii) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures previously required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

The carrying value of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, due to/from related parties and term loan approximate their fair value.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risk, including credit risk, liquidity risk, foreign exchange risk, interest risk and commodity price risk.

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, accounts receivable and due from related parties. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The carrying value of the Company’s cash and cash equivalents, accounts receivable and due from related parties represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely requirements for the foreseeable future. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are the Rand balances disclosed below.

The following are the contractual maturities of financial liabilities:

	Carrying	Contractual
March 31, 2008	amount	cash flow	2008	2009	2010
Accounts payable
and accrued
liabilities	$296,335	$296,335	$296,335	$–	$–
Amounts due to
related parties	332,308	332,308	332,308	–	–
Term loan payable	8,963,196	12,955,693	752,432	1,508,639	10,694,622

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Foreign Exchange Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. In addition, the Company has cash and certain liabilities denominated in South African Rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

The exposure of the Company’s cash and equivalents, amounts receivable and amounts due from related parties to foreign exchange risk is as follows:

Currency	March 31, 2008	December 31, 2007
South African Rand	$2,845,803	$6,648,832
Other	36,286	37,435
Total Financial Assets	$2,882,089	$6,686,267

The exposure of the Company’s accounts payable and accrued liabilities, amounts due to related parties and term loan to foreign exchange risk is as follows:

Currency	March 31, 2008	December 31, 2007
South African Rand	$8,954,088	$11,816,622
Total Financial Liabilities	$8,954,088	$11,816,622

Sensitivity analysis:

A 10 percent change of the Canadian dollar against the following currencies at March 31, 2008 would have changed net loss by $603,000. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2007.

Interest Rate Risk

The Company has a financing agreement with Anglo Platinum whereby Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines, loaned an amount of ZAR70 million to Plateau Resources (Proprietary) Limited, a subsidiary of the Company. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa, and is subject to interest rate change risk.

Sensitivity analysis:

A 10 percent change of the prime rate for the period March 31, 2008 would have changed net loss by $35,000. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant

Commodity Price Risk

While the value of the Company's resource properties depend on the price of platinum group metals (“PGM”) and their outlook, the Company currently does not have any operating mines and hence, does not have any hedging or other commodity based price risks in respect of its

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

operational activities. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of speculative hedging activities.

	(iii)	Amendments to Section 1400 – Going Concern

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

(b)	Accounting Policies Not Yet Adopted

	(i)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the impact of adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	EQUIPMENT

	March 31, 2008			December 31, 2007
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Office	$274,173	$18,992	$255,181	$66,840	$14,575	$52,265
Vehicles	116,368	66,553	49,815	116,368	63,139	53,229
	$390,541	$85,545	$304,996	$183,208	$77,714	$105,494

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

5.	MINERAL PROPERTY INTERESTS

	As at	As at
	March 31, 2008	December 31, 2007
Ga-Phasha Project
Balance, beginning of year	$4,878,714	$4,040,751
Equity gain (loss) – exploration expenses	79,183	(920,608)
Net investments during the period	–	1,481,571
Equity gain – future income tax recovery	1,000	139,000
Equity gain – foreign exchange	78,000	138,000
Ga-Phasha Project, end of period	5,036,897	4,878,714
Platreef Properties – acquisition costs	4,200,000	4,200,000
Balance, end of period	$9,236,897	$9,078,714

6.	TERM LOAN

	As at	As at
	March 31, 2008	December 31, 2006
Total term loan	$8,963,196	$11,698,833
Current portion	(347,895)	(1,892,197)
Non-current portion	$8,615,301	$9,806,636

In January 2008, the Company made the first interest payment amounting to $1,777,979 in accordance with the terms of the loan agreement. Subsequent interest payments are due and payable in six month intervals thereafter. No principal payments are required until maturity of the loan on September 30, 2010.

Accrued interest expense on the term loan amounted to $390,975 (ZAR 3,110,027) for the period ended March 31, 2008 (2007 – $411,908) and has been included in the carrying value of the term loan.

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Share option plan

The continuity of share purchase options is as follows:

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

			Contractual
	Weighted		weighted average
	average		remaining life
	exercise price	Number of options	(years)
Balance, December 31, 2007	$2.43	7,695,000	4.12
Granted	–	–
Exercised	2.97	(21,400)
Cancelled	–	–
Balance, March 31, 2008	$2.43	7,673,600	3.87

Options outstanding and exercisable at March 31, 2008 were as follows:

		Number of		Weighted
		options	Number of	average life
Expiry date	Option price	outstanding	options vested	(years)
December 17, 2010	$ 1.40	2,695,000	2,695,000	2.7
July 1, 2010	$ 2.97	119,000	119,000	2.3
October 15, 2012	$ 3.27	376,000	251,000	4.6
October 15, 2012	$ 2.97	4,483,600	4,292,350	4.6
Total		7,673,600	7,357,350
Average option price		$ 2.43	$ 2.40

There were no options granted during the three months ended March 31, 2008.

(c)	Share purchase warrants

Pursuant to the Amending Agreement, Pelawan Investments (Pty) Ltd (“Pelawan”) has exercised the 167,000,000 Warrants by depositing an escrowed amount equal to the aggregate exercise price for the Warrants ($225 million or ZAR 1.782 billion) into an interest bearing account with Rand Merchant Bank (“RMB”), to be released pursuant to a deposit account agreement (the “Deposit Agreement”) between Rand Merchant Bank, Pelawan and Anooraq upon the satisfaction of certain release conditions, as follows: The earlier of:

  Pelawan repaying the Bridge Loan Facility in full.

  Pelawan placing a new cash deposit (in ZAR) in an amount equal to the funds to be released from the deposit account with RMB, and Pelawan granting RMB its rights, title and interest in the cash deposit as security for the Bridge Loan Facility.

  Pelawan securing an on demand guarantee for an amount equal to the funds to be released from the deposit account. The guarantee will be in favour of RMB guaranteeing the performance of Pelawan’s obligations under the Bridge Loan Facility and should come from a counterparty acceptable to RMB and approved by the Company.

  Pelawan encumbering its Anooraq shares in favour of RMB. The value of the shares to be encumbered to RMB should equal the amount requested to be released from the deposit account. The share value is determined based on the share price of Anooraq on the TSX Venture Exchange on a 5 day volume weighted average traded price, commencing 5 days prior to the date upon which value is determined, converted from Canadian Dollars to ZAR at the foreign exchange closing rate on the last day of the 5 day period, and;

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

  Evidence to the satisfaction of RMB that all necessary regulatory approvals in respect of the subscription of Anooraq shares and the issue thereof pursuant to Pelawan’s exercise of the BEE Warrants has been received.

The common shares underlying the Warrants have been reserved for issuance to Pelawan upon receipt by the Company of the exercise price per common share, plus the interest accrued thereon up to the date of release. Should the release conditions not be satisfied and there is no close, the warrant exercise is void and Anooraq will not receive the proceeds of the exercise of the BEE Warrants nor the interest earned from the deposit account and the BEE warrants will continue to exist in accordance with their terms until expiry or in accordance with the terms of the Settlement Agreement.

8.	RELATED PARTY TRANSACTIONS AND BALANCES

		Three months
	Note	ended March 31
Services rendered by	ref	2008	2007
Hunter Dickinson Inc.	(a)	$334,634	$154,004
CEC Engineering Ltd.	(b)	4,928	13,501

		As at	As at
		March 31	December 31
Related party balances receivable		2008	2007
Southgold Exploration (Proprietary) Limited	(c)	$6,275	$–

		As at	As at
		March 31	December 31
Related party balances payable		2008	2007
Hunter Dickinson Inc.	(a)	$329,204	$44,042
CEC Engineering Ltd.	(b)	3,104	1,567
Payable to related parties		$332,308	$45,609

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by eight public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)

During the period ended March 31, 2008, the Company paid or accrued $4,928 (2007 – $13,501) to CEC Engineering Ltd ("CEC"), a private company owned by a former director, for engineering and project management services at market rates.

(c)

Southgold Exploration (Proprietary) Limited ("Southgold") is a wholly-owned subsidiary of Great Basin Gold Ltd., a Canadian public company which has certain directors in common with the Company. Southgold shared certain premises and other facilities with the Company pursuant to a cost-sharing arrangement based on a full cost recovery basis.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

9.	SEGMENTED INFORMATION

For the three months
ended March 31, 2008	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$58,370	$58,370
Loss for the period	(737,300)	1,554	(457,286)	(1,193,032)
Total assets	648,987	28,156.	12,641,359	13,318,502
Equipment	–	–	304,996	304,996

For the three months
ended March 31, 2007	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$33,020	$33,020
Loss for the period	(456,352)	(962)	(468,816)	(926,130)
Total assets	833,508	30,479.	19,247,525	20,111,512
Equipment	–	–	71,137	71,137

10.	PROPOSED TRANSACTION

Acquisition of Lebowa Platinum Mines (Limited)

In April 2008, Anooraq announced that it has entered into certain agreements with Anglo Platinum Limited and Rustenburg Platinum Mines Limited pursuant to which Anooraq agreed to purchase an effective 51% of Lebowa Platinum Mines Limited (“Lebowa”) together with an effective 1% controlling interest in certain other assets located in South Africa (the “Acquisition”) for an aggregate cash consideration of South African Rand 3.6 billion ($450 million) through a combination of debt and equity. An exercise of share purchase warrants by Pelawan in December 2007, in an aggregate amount of ZAR1.782 billion (C$225 million), will provide a portion of the funds required by Anooraq for this purpose.

Closing of the Acquisition is conditional upon satisfaction (or waiver) of various conditions, including:

  Completion by all parties of their respective due diligence reviews and satisfaction with the results thereof;

  Completion of certain internal restructuring transactions;

  Canadian and South African regulatory approvals;

  Stock exchange approvals;

  Closing of debt and equity financing of the transaction; and Shareholder approvals.

Anooraq intends to fund the purchase price Anglo Platinum will provide Anooraq with an interest bearing standby loan facility. This facility enables Anooraq to utilize up to 80% of all cash flows generated from the Lebowa operations should this be required to support external acquisition senior debt finance secured by Anooraq for the purposes of the Lebowa Transaction.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The parties have agreed to various financing arrangements between them to implement the Anglo Platinum approved long term growth plan at Lebowa, as follows:

  Anglo Platinum will incur for its own account the first ZAR200 million (C$25.2 million) required for development of the Middlepunt Hill UG2 decline expansion project;

  Anglo Platinum will provide Lebowa with a project finance facility of ZAR1.6 billion (C$202 million), representing the balance of the capital budget estimate for implementation of the Middlepunt Hill UG2 decline expansion project ("The MPH Facility"). The MPH Facility has a 8 year term, with a capital repayment holiday of one year, will bear interest at a facilitation interest rate and is subordinated in priority of repayment against certain other funding instruments within the Lebowa group.